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PART III

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SEC FILE NUMBER
8- 44816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown, Gibbons, Lang & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1375 E. 9th Street, Suite 2500
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn A. Basconi 216-241-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney & Novotny, LLC
(Name – *if individual, state last, first, middle name*)

1111 Superior Ave., #700 (Address) Cleveland (City) Ohio (State) 44114 (Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael E. Gibbons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Gibbons, Lang & Company Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Ohio } ss.
County of Cuyahoga }
Subscribed and Sworn before me, in my presence, this 25th day of February 2020 a notary public in and for the State of Ohio.

MICHAEL J. VIDMAR
Attorney at Law
NOTARY PUBLIC, STATE OF OHIO
My commission has no expiration date
Section 147.03 O.R.C.

NOTARIAL SEAL STATE OF OHIO

Notary Public

Signature
President
Title

Signature
Chief Administrative Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

DECEMBER 31, 2019
(Available for Public Inspection)

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney
Maloney + Novotny LLC

Report of Independent Registered Public Accounting Firm

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brown, Gibbons, Lang & Company Securities, Inc.'s management. Our responsibility is to express an opinion on Brown, Gibbons, Lang & Company Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Brown, Gibbons, Lang & Company Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Maloney + Novotny LLC

We have served as Brown, Gibbons, Lang & Company Securities, Inc.'s auditor since 1997.

Cleveland, Ohio
February 28, 2020

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 1,478,363	$ -	$ 1,478,363
Accounts receivables	$ -	$ 1,300,000	$ 1,300,000
Total assets	$ 1,478,363	$ 1,300,000	$ 2,778,363

LIABILITIES AND STOCKHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Contract liabilities	$ 520,000	$ -	$ 520,000
Accrued expenses	253,301	1,300,000	1,553,301
Total liabilities	$ 773,301	$ 1,300,000	2,073,301
STOCKHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 1,500 shares			
Issued and outstanding – 425 shares			10,000
Additional paid-in-capital			23,248
Retained earnings			671,814
Total stockholders' equity			705,062
Total liabilities and stockholders' equity			$ 2,778,363

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, Inc. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers money market funds to be cash equivalents. The Company places its temporary cash investments with financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2019.

E. Revenue Recognition – Revenue from contracts with customers is reported as fee income. Fee income represents advisory services the Company provides on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The recognition and measurement of revenue is based on the assessment of individual contract terms. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes – Effective April 1, 1996, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is responsible for local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2019. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

G. Subsequent Events – The Company has evaluated subsequent events through February 28, 2020, which is the date the financial statement was available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company incurred management fees of $26,497,500 in 2019 from Brown Gibbons Lang & Company, LLC, an affiliate related through common ownership. At December 31, 2019, the Company owed $1,300,000 of accrued management fees to Brown Gibbons Lang & Company, LLC.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital as the greater of either the amount of aggregate indebtedness or a minimum amount. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 1.10 to 1. At December 31, 2019, the Company had net capital of $705,062, which was $653,509 in excess of its required net capital of $51,553.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The Company operates under Section (k)(2)(i) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, Inc. Focus Report (Form X 17A-5), dated December 31, 2019, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

NOTE 6. RECENTLY ISSUED PRONOUNCEMENTS

In February 2016, ASU 2016-02, Leases (ASU 2016-02) was issued which requires the lessee to recognize most leases on the balance sheet thereby resulting in the recognition of lease assets and liabilities for those leases currently classified as operating leases. The accounting for leases where we are the lessor is largely unchanged. ASU 2016-02 was effective for annual reporting periods beginning after January 1, 2019. Adoption of the standard had no effect on the Company, since the Company is not a party to any leases.

Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), was issued that requires entities to use a Current Expected Credit Loss model which is a new impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost. The entity's estimate would consider relevant information about past events, current conditions and reasonable and supportable forecasts, which will result in recognition of lifetime expected credit losses. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2022 with early adoption permitted for annual reporting periods beginning after December 15, 2019. We do not believe that ASU 2016-13 will have a significant impact on our financial statements.